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[ENVIRONMENT ONE LOGO]

March 3, 1998

Dear Shareholder:

    On behalf of the Board of Directors, I am pleased to inform you that on February 24, 1998, Environment One Corporation ("E/ONE") entered into an Agreement and Plan of Merger with Precision Castparts Corp. ("PCC") and one of its subsidiaries, EOC Acquisition Corporation ("Purchaser"), which provides for the acquisition of all E/ONE common stock at a price of $15.25 per share in cash. Under the terms of the Agreement, Purchaser has commenced a cash tender offer for all outstanding shares of E/ ONE common stock at $15.25 per share (the "Offer"). Subject to successful completion of the Offer, and satisfaction of certain conditions in the Agreement, Purchaser will be merged into E/ONE and all shares not purchased in the Offer (other than shares held by PCC or Purchaser, or any of their respective subsidiaries, or shares held in the treasury of E/ONE) will be converted into the right to receive $15.25 per share in cash in the merger.

    THE BOARD OF DIRECTORS OF E/ONE HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF E/ONE SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL E/ONE SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion of Miller, Johnson & Kuehn, Inc. to E/ONE that the consideration of $15.25 per share in cash to be received by shareholders pursuant to the Offer and the merger is fair to shareholders from a financial point of view. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

    In addition to the enclosed Schedule 14D-9, also enclosed is the Offer to Purchase dated March 3, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your shares. We urge you to read these documents carefully. Questions or requests for assistance may be directed to Morrow & Co., Inc., the Purchaser's information agent, at (212) 754-8000 or (800) 566-9061.

    The management and directors of E/ONE thank you for the support you have given the Company over the years.

                                          On behalf of the Board of Directors,

                                          /s/ Stephen V. Ardia

                                          Stephen V. Ardia
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER